Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED JULY 15, 2024

TO THE PROSPECTUS DATED JUNE 6, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated June 6, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of August 1, 2024;
•
to disclose the calculation of our June 30, 2024 NAV per share for all share classes;
•
to provide an update on the status of our Offering; and
•
to disclose the launch of a program by IPC to raise capital in private placements through the sale of interests in Delaware statutory trust owning properties, in connection with which the Operating Partnership will obtain options to acquire the underlying properties with OP Units.

August 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2024 (and repurchases as of July 31, 2024) is as follows:

Transaction Price (per share)
Class T	$24.7737
Class S	$24.8908
Class D	$24.8908
Class I	$24.8908

As of the date of this Supplement, we had not sold any Class S or Class D shares. Until we sell shares of Class S and Class D common stock, the transaction price for these classes is based on NAV per share of our Class I shares as of June 30, 2024. We will separately compute the NAV per share of each one of these new classes once we have shares of that class outstanding. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

June 30, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.ipcaltreit.com and is made available on our toll-free, automated telephone line at 866-MY-Inland (866-694-6526). Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for a discussion of how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Transactions or events have occurred since June 30, 2024 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2024 along with the immediately preceding month.

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company's common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of June 30, 2024 (dollars and shares/units in thousands):

Components of NAV	As of June 30, 2024
Investments in real estate	$411,000
Cash and cash equivalents	6,222
Restricted cash	329
Other assets	16,032
Debt	(272,385)
Other liabilities (1)	(16,195)
Net asset value	$145,003
Total shares/units outstanding	5,823
(1)
Includes accrued distribution fees. Distribution fees only apply to Class T shares and units, Class S shares and units and Class D shares and units. For purposes of NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T shares and units, Class S shares and units, and Class D shares and units. As of June 30, 2024, we had accrued under GAAP $15 of distribution fees payable to Inland Securities Corporation (the “Dealer Manager”) related to the Class T shares and units. As of June 30, 2024, we had not sold or issued any Class S shares or units or Class D shares or units and, therefore, we had not accrued any distribution fees payable to the Dealer Manager related to such shares or units. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table sets forth our NAV and NAV per share/unit by class as of June 30, 2024 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class T Shares/Units	Class I Shares/Units	Class A Units	Total
Net asset value	$204	$5,249	$139,550	$145,003
Number of outstanding shares/units	8	211	5,604	5,823
NAV per share/unit as of June 30, 2024	$24.7737	$24.8908	$24.9031

Set forth below are the weighted averages of the key assumptions used by our independent valuation advisor in the discounted cash flow analysis used for the June 30, 2024 valuations, based on property type:

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.50%	6.33%
Education	8.50%	6.75%
Self-Storage	8.16%	6.41%

A change in these key assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our property investment values:

Property Type	Hypothetical Change	Healthcare	Education	Self-Storage
Discount rate (weighted average)	0.25% decrease	1.78%	1.82%	1.95%
	0.25% increase	(1.88)%	(1.82)%	(1.64)%
Exit capitalization rate (weighted average)	0.25% decrease	2.22%	2.05%	2.44%
	0.25% increase	(2.13)%	2.05%	(2.06)%

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company’s common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of May 31, 2024 (dollars and shares/units in thousands):

Components of NAV	As of May 31, 2024
Investments in real estate	$410,740
Cash and cash equivalents	6,586
Restricted cash	321
Other assets	16,815
Debt	(272,259)
Other liabilities (1)	(15,848)
Net asset value	$146,355
Total shares/units outstanding	5,852
(1)
Includes accrued distribution fees. Distribution fees only apply to Class T shares and units, Class S shares and units and Class D shares and units. For purposes of NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T shares and units, Class S shares and units, and Class D shares and units. As of May 31, 2024, we had accrued under GAAP $15 of distribution fees payable to Inland Securities Corporation (the “Dealer Manager”) related to the Class T shares and units. As of May 31, 2024, we had not sold or issued any Class S shares or units or Class D shares or units and, therefore, we had not accrued any distribution fees payable to the Dealer Manager related to such shares or units. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table sets forth our NAV and NAV per share/unit by class as of May 31, 2024 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class T Shares/Units	Class I Shares/Units	Class A Units	Total
Net asset value	$206	$5,182	$140,967	$146,355
Number of outstanding shares/units	8	207	5,637	5,852
NAV per share/unit as of May 31, 2024	$24.9597	$25.0439	$25.0075

Status of our Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 114,077 shares of our common stock (consisting of 109,828 Class I shares and 4,249 Class T shares; no Class S or Class D shares were issued or sold as of such date) in the primary offering for total proceeds of $2.9 million and (ii) 48 shares of our Class I common stock pursuant to our distribution reinvestment plan for a total value of $1,190. We intend to continue selling shares in the Offering on a monthly basis.

Launch of Private Placements of Delaware Statutory Trust Interests

The following disclosure updates the “Management” section of the Prospectus, and all other similar disclosure.

DST Private Placements

On June 27, 2024, IPC, an affiliate of our sponsor, launched a program (the “DST Program”) through which it expects to sponsor a series of private placements (“Private Placements”) exempt from registration pursuant to Rule 506(b) of Regulation D under the Securities Act of beneficial interests (“DST Interests”) in specific Delaware statutory trusts (a “DST” or multiple “DSTs”) owning one or more real properties (each, a ”DST Property”). The DST Program is designed for, but not limited to, prospective investors seeking to defer the recognition of gain on the sale of other real property under Section 1031 of the Code. In connection with the DST Program, the Operating Partnership will receive a fair market value purchase option with respect to each DST as described below under “—Option Agreement.” The first Private Placement launched on June 27, 2024 for up to $77,202,071 in DST Interests.

Option Agreement

In connection with the DST Program, the Operating Partnership, each DST, and each DST investor will enter into an option agreement (the “Option Agreement”) pursuant to which the Operating Partnership is granted the option (the “FMV Option”), but not the obligation, exercisable in the Operating Partnership’s sole and absolute discretion, to require such DST investor to exchange his, her or its DST Interest for Class T OP Units, Class S OP Units, Class D OP Units, Class I OP Units, or, in limited circumstances at the discretion of the Operating Partnership, cash, which option may be exercised during the three, three-month periods that begin on the 24-month, 36-month and 48-month anniversary of the final closing of the sale of DST Interests pursuant to each Private Placement.

In the event the Operating Partnership exercises the FMV Option, the purchase price for the DST Interests, in the aggregate, will be calculated based on the fair market value of the DST Property reduced by any remaining principal on any loan secured by a blanket lien on the DST Property and any accrued but unpaid expenses or other liabilities encumbering the DST Property as of the date the FMV Option is exercised, which in each case will be assumed, taken subject to, or paid off by the Operating Partnership.

Placement Agent Agreement

In connection with each Private Placement, each DST, the Company, the Operating Partnership and Inland Securities Corporation (in its capacity as placement agent for the Private Placements, the “Placement Agent”), an affiliate of the Company’s sponsor, will enter into a placement agent agreement (the “Placement Agent Agreement”) pursuant to which the Placement Agent will offer and sell DST Interests. The Company and the Operating Partnership are only party to the Placement Agent Agreement for the limited purpose of paying the distribution fees that may be payable to the Placement Agent in connection with an exercise of the FMV Option.

Under the Placement Agent Agreement, in the event that the Operating Partnership exercises an FMV Option, the Operating Partnership will be required to pay the Placement Agent (a) a distribution fee with respect to outstanding Class T OP Units issued pursuant to an FMV Option in an amount equal to 0.85% per annum of the aggregate NAV (as determined in accordance with the valuation guidelines of the Company) of such outstanding Class T OP Units, consisting of a representative distribution fee of 0.65% per annum, and a dealer distribution fee of 0.20% per annum, of the aggregate NAV of the outstanding Class T OP Units; provided, however, with respect to Class T OP Units sold through certain selected broker-dealers and registered investment advisors engaged by the Placement Agent, the representative distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees may not exceed 0.85% per annum of the aggregate NAV of such Class T OP Units; (b) a distribution fee with respect to outstanding Class S OP Units issued pursuant to an FMV Option that is paid monthly in an amount equal to 0.85% per annum of the aggregate NAV of such outstanding Class S OP Units; and (c) a distribution fee with respect to outstanding Class D OP Units issued pursuant to an FMV Option that is paid monthly in an amount equal to 0.25% per annum of the aggregate NAV of such outstanding Class D OP Units. The Operating Partnership will not be required to pay a distribution fee with respect to Class I OP Units issued pursuant to an FMV Option. The distribution fees will be allocated on a class-specific basis and borne by all holders of the applicable class.

Tax Protection Agreement

As part of the DST Program, the Company and the Operating Partnership will offer to those DST investors that receive OP Units the opportunity to enter into a tax protection agreement (a “Tax Protection Agreement”). The Tax Protection Agreement will provide that: (a) during the five-year period starting on the closing of the exchange of OP Units for the DST Interests pursuant to the FMV Option, the Operating Partnership will not dispose of the property in a taxable transaction, other than in certain enumerated situations and will indemnify the DST investors that receive OP Units for taxes incurred on Code section 704(c) “built-in gain” with respect to the DST Interests that is recognized in any taxable disposition during the five-year period; and (b) during the 10-year period starting on the closing of the exchange of the OP Units for the DST Interests pursuant to the FMV Option, the Operating Partnership will provide such DST investors with opportunities to ensure that they are allocated sufficient liabilities (including, as applicable, through a guarantee by such holders of indebtedness of the Operating Partnership) to prevent gain from being recognized to them as a result of any deemed distributions that would otherwise arise from a decrease in such DST investor’s share of liabilities of the Operating Partnership.

Indemnification Agreement

In connection with the DST Program, IPC, the Company and the Operating Partnership entered into a letter agreement (the “Indemnification Agreement”) on June 27, 2024 pursuant to which parties provide mutual indemnification obligations with respect to the Private Placements.

Under the Indemnification Agreement, the Company and the Operating Partnership have agreed to indemnify IPC, its officer and directors, and each person, if any, who controls IPC within the meaning of the Securities Act, against any and all Loss (as defined in the Indemnification Agreement) caused by or based on: (i) any untrue statement or alleged untrue statement of a material fact relating to the Company or the Operating Partnership which was furnished or approved by the Company or the Operating Partnership specifically for inclusion in, and actually contained in the offering materials related to the Private Placements but specifically excluding any tax consequences related to the OP Units (collectively, the “Company Information”) and (ii) the omission or alleged omission therefrom of a material fact regarding the Company or the Operating Partnership required to be stated in the Company Information (excluding any tax consequences related to the OP Units) or necessary to make the statements in the Company Information, in light of the circumstances under which they were made, not misleading.

Under the Indemnification Agreement, IPC has agreed to indemnify the Company, the Operating Partnership, our Advisor and their respective officers, directors, members, partners, agents, employees and each person, if any, who controls the Company, the Operating

Partnership or the Advisor within the meaning of the Securities Act, from any and all Loss related to the DSTs, the DST Interests, the Private Placements and the FMV Option not arising from the matters discussed in the prior paragraph.